

Mail Stop 3561

September 6, 2016

Mr. Robert A. Lloyd
Executive Vice President and Chief Financial Officer
Gamestop Corp.
625 Westport Parkway
Grapevine, Texas 76051

      Re: Gamestop Corp.
             Form 10-K for the Fiscal Year Ended January 30, 2016
             Filed March 28, 2016
             File No. 1-32637

Dear Mr. Lloyd:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Jennifer Thompson

                         Jennifer Thompson
                         Accounting Branch Chief
                         Officer of Consumer Products